FORM 15
    (As adopted in Release No. 34-20784, March 22, 1984, 49 F.R. 12688)

                    SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                    FORM 15
 Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under
                    Sections 13 and 15(d) of the Securities
                               Exchange Act of 1934.

                      Commission File Number 0-15348

                     MRI Business Properties Fund, Ltd. III
          (Exact name of registrant as specified in its charter)

                       One Insignia Financial Plaza
                     Greenville, South Carolina 29602
                      Telephone Number (864) 239-1000
(Address, including  zip code,  and telephone  number, including  area code,  of registrant's principal executive offices)

                   Units of Limited Partnership Interest
         (Title of each class of securities covered by this Form)

                                   None

(Titles of all  other classes of  securities for which  a duty  to file  reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

               Rule 12g-4(a)(1)(i) (x)            Rule 12h-3(b)(1)(ii)  ( )
               Rule 12g-4(a)(1)(ii)( )            Rule 12h-3(b)(2)(i)   ( )
               Rule 12g-4(a)(2)(i) ( )            Rule 12h-3(b)(2)(ii)  ( )
               Rule 12g-4(a)(2)(ii)( )            Rule 15d-6            ( )
               Rule 12h-3(b)(1)(i) ( )

Approximate number of holders of record as of the certification or notice date:
                                   None


     Pursuant to the requirements of the Securities Exchange Act of 1934 MRI Business Properties Fund, Ltd. III has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


                                   MRI BUSINESS PROPERTIES FUND, LTD. III

                                   BY:  MONTGOMERY REALTY COMPANY 85,
                                        A California General Partnership,
                                        its managing general partner

                                   BY:  FOX REALTY INVESTORS,
                                        A California General Partnership,
                                        its managing general partner

                                   BY:  NPI EQUITY INVESTMENTS II, INC.,
                                        A Florida Corporation,
                                        its managing partner

DATE: October 2, 1996              BY:  /s/ William H. Jarrard, Jr.
                                        William H. Jarrard, Jr.
                                        President and Director

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.